SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                Pervasip Corp. (f/ka/ Elec Communications Corp.)
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    284739109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (in Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

*Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Calliope Capital Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  57-1237865
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,014 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
---------- ---------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Erato Corporation
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237862
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,014 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99 %
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,600,014 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  2,600,014 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,600,014 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109

Item 1(a).  Name of Issuer: Pervasip Corp. (f/ka/ Elec Communications Corp.)

Item 1(b).  Address of Issuer's Principal Executive Offices:
            75 South Broadway, Suite 302
            White Plains, New York 10601

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (in Liquidation)

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Calliope Capital Corporation, a Delaware Corporation, Erato Corporation, a Delaware corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Calliope Capital Corporation and Erato Corporation are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation). Laurus Master Fund, Ltd. (in Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd.(In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Calliope Corporation and Erato Corporation, reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented. PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Ltd., Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. reported in this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Calliope Capital Corporation, Erato Corporation, Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  284739109

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 2,600,014 shares of Common Stock

            (b)   Percent of Class: 9.99%

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

                  (ii) shared power to vote or to direct the vote: 2,600,014 shares of Common Stock. *

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

                  (iv)  shared power to dispose or to direct the disposition of:
                        2,600,014 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
* Based on 26,026,172 shares of the common stock, par value $0.10 per share (the "Shares") outstanding of Pervasip Corp. (f/ka/ Elec Communications Corp.), a New York corporation (the "Company") as of October 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended August 31, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S.") Calliope Capital Corporation ("Calliope"), Erato Corporation ("Erato"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and Valens Offshore SPV II, Corp.("Valens Offshore II" and together with Valens U.S., PSource, Calliope, Erato and Valens Offshore I, the "Investors") held (i) a warrant (the "February 2005 Warrant") to acquire 793,650 Shares, at an exercise price of $0.72 per Share for the first 264,550 Shares acquired thereunder, $0.79 per Share for the next 264,550 Shares acquired thereunder, and $0.95 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "November 2005 Warrant") to acquire 1,202,976 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "May 2006 Warrant") to acquire 3,359,856 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (iv) a warrant (the "April 2007 Warrant" and together with the November 2005 Warrant, and the May 2006 Warrant, the "Earlier Warrants") to acquire 1,200,000 Shares, at an exercise price of $0.25 per Share, subject to certain adjustments, (v) a warrant (the "A-1 September 2007 Warrant") to acquire 80,513,758 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vi) a warrant (the "A-2 September 2007 Warrant") to acquire 6,709,480 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (vii) a warrant (the "A-3 September 2007 Warrant") to acquire 20,128,439 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (viii) a warrant (the "B-1 September 2007 Warrant") to acquire 14,208,310 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (ix) a warrant (the "B-2 September 2007 Warrant") to acquire 1,184,026 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments, (x) a warrant (the "B-3 September 2007 Warrant" and together with the A-1 September 2007 Warrant, A-2 September 2007 Warrant, A-3 September 2007 Warrant, B-1 September 2007 Warrant, and B-2 September 2007 Warrant, the "Later Warrants") to acquire 3,552,078 Shares, at an exercise price of $0.10 per Share, subject to certain adjustments and (xi) 480,952 Shares. The February 2005 Warrant and the Earlier Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2005 Warrant may be revoked upon 75 days prior notice and is automatically null and void following upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitation in the Earlier Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), upon 75 days prior notice to the Company or upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation in the Later Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and Erato are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and Erato reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time). PSource is managed by Laurus Capital Management, LLC. Valens Offshore I, Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 284739109

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 11, 2009
                                    ----------------
                                    Date

                                    Laurus Master Fund, Ltd. (in Liquidation)

                                       By: Laurus Capital Management, LLC,
                                       individually and as investment manager

                                       /s/ Eugene Grin
                                       ----------------------------------------
                                       Eugene Grin
                                       Authorized Signatory
                                       February 11, 2009

CUSIP No. 284739109

APPENDIX A


A. Name:             Laurus Capital Management, LLC,
                     a Delaware limited liability company

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

B. Name:             Calliope Capital Corporation,
                     a Delaware corporation

                     c/o Laurus Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

C. Name:             PSource Structured Debt Limited,
                     a closed-ended company incorporated with limited liability in Guernsey

                     c/o Laurus Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Guernsey

D. Name:             Erato Corporation,a Delaware corporation

                     c/o Laurus Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

E. Name:             Valens Offshore SPV II, Corp., a Delaware corporation

                     c/o Valens Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

F. Name:             Valens U.S. SPV I, LLC,
                     a Delaware limited liability company

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

G. Name:             Valens Offshore SPV I, Ltd., a Cayman Islands company

                     c/o Valens Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Cayman Islands

H. Name:             Valens Capital Management, LLC,
                     a Delaware limited liability company

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

I. Name:             David Grin

   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal
   Occupation:       Principal of Laurus Capital Management, LLC

   Citizenship:      Israel

J. Name:             Eugene Grin

   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal
   Occupation:       Principal of Laurus Capital Management, LLC

   Citizenship:      United States

CUSIP No. 284739109

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Calliope Capital Corporation, Erato Corporation, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Calliope Capital Corporation

Erato Corporation

By Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 11, 2009


Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp.

By Valens Capital Management, LLC
individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 11, 2009



/s/ David Grin
-----------------------------------------
    David Grin
    February 11, 2009

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 11, 2009